Notice to ASX/LSE Notices of 2023 annual general meetings 7 March 2023 Rio Tinto will today issue notices for the 2023 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The notices will be available at riotinto.com/agm. Rio Tinto Limited’s notice of meeting will also be released to the ASX. Rio Tinto plc will hold its 2023 annual general meeting on 6 April 2023 in London and Rio Tinto Limited will hold its 2023 annual general meeting on 4 May 2023 in Perth. Shareholders are invited to participate in the meeting in person or virtually. EXHIBIT 99.1

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com